Exhibit 99.1

SOHU.COM REPORTS FOURTH QUARTER AND FISCAL YEAR 2019 UNAUDITED FINANCIAL RESULTS

BEIJING, March 9, 2020 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter Highlights1

•	Total revenues were US$490 million[2], up 5% year-over-year and 2% quarter-over-quarter.

•	Brand advertising revenues were US$42 million, down 27% year-over-year and 10% quarter-over-quarter.

•	Search and search related advertising revenues[3] were US$275 million, down 1% year-over-year and 5% quarter-over-quarter.

•	Online game revenues were US$132 million, up 40% year-over-year and 22% quarter-over-quarter.

•

Including an impairment charge of approximately US$23 million recognized for the quarter for an investment unrelated to the Company’ core businesses, GAAP net loss attributable to Sohu.com Limited was US$18 million, compared with net income of US$23 million in the fourth quarter of 2018.

•

Excluding the impairment charge, non-GAAP net income attributable to Sohu.com Limited was US$7 million, compared with a net loss of US$51 million in the fourth quarter of 2018 and a net loss of US$17 million in the third quarter of 2019.

•

Excluding the profit/loss generated by Sogou and Changyou, and further excluding the impairment charge, non-GAAP net loss attributable to Sohu.com Limited was US$46 million, compared with a net loss of US$75 million in the fourth quarter of 2018 and a net loss of US$53 million in the third quarter of 2019.

Fiscal Year 2019 Highlights

•	Total revenues were US$1.85 billion, up 2% compared with 2018.

•	Brand advertising revenues were US$175 million, down 25% compared with 2018.

•	Search and search related advertising revenues were US$1.07 billion, up 5% compared with 2018.

•	Online game revenues were US$441 million, up 13% compared with 2018.

•	GAAP net loss attributable to Sohu.com Limited was US$128 million, compared with a net loss of US$131 million in 2018.

•	Non-GAAP net loss attributable to Sohu.com Limited was US$93 million, compared with a net loss of US$207 million in 2018.

•	Excluding the profit/loss generated by Sogou and Changyou, the Non-GAAP net loss attributable to Sohu.com Limited was US$246 million, compared with a net loss of US$326 million in 2018.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “During 2019, China’s economy continued to slow down and competition intensified. However, these challenges did not stop us from exploring new opportunities and improving operating efficiencies. As a result, our operating results further improved due to the solid performance of our business and the effective cost saving initiatives. For the fourth quarter of 2019, excluding an impairment charge recognized for an investment unrelated to our core businesses, non-GAAP net income attributable to Sohu.com Limited was US$7 million. For Sohu Media Portal, we strengthened our position as a mainstream media platform with high quality original content and various events. For Sohu Video, with the unique and high-quality dramas and other shows, we actively searched for diversified monetization sources. With improved monetization capabilities and strict budget control, Sohu video was able to further trim its losses in 2019. For Sogou, search revenue grew faster than the industry average, and revenues from Sogou’s Recommendation Service that leverages Mobile Keyboard continued to experience robust growth. In 2019, Changyou’s online games performed well, and it took a number of steps to enhance its capacity to create new, high-quality games.”

[1]

As Changyou’s cinema advertising business ceased operations during the third quarter of 2019, its results of operations have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only, and exclude results from the cinema advertising business.

[2]

On a constant currency (non-GAAP) basis, if the exchange rate in the fourth quarter of 2019 had been the same as it was in the fourth quarter of 2018, or RMB6.91=US$1.00, US$ total revenues in the fourth quarter of 2019 would have been US$498 million, or US$8 million more than GAAP total revenues, and up 7% year-over-year.

[3]	Search and Search related advertising revenues exclude intra-Group transactions.

Fourth Quarter Financial Results

Revenues

Total revenues for the fourth quarter of 2019 were US$490 million, up 5% year-over-year and 2% quarter-over-quarter.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for the fourth quarter of 2019 were US$316 million, down 5% both year-over-year and quarter-over-quarter.

Brand advertising revenues for the fourth quarter of 2019 totaled US$42 million, down 27% year-over-year and 10% quarter-over-quarter. The decrease was mainly due to decreases in portal and video advertising revenues.

Search and search-related advertising revenues for the fourth quarter of 2019 were US$275 million, down 1% year-over-year and 5% quarter-over-quarter.

Online game revenues for the fourth quarter of 2019 were US$132 million, up 40% year-over-year and 22% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to the contribution of TLBB Honor, as well as improved performance of some of Changyou’s older games, including TLBB PC and Legacy TLBB Mobile, as a result of content updates and some promotional activities during the quarter.

Gross Margin

Both GAAP and non-GAAP4 gross margin was 52% for the fourth quarter of 2019, compared with 46% in the fourth quarter of 2018 and 48% in the third quarter of 2019.

Both GAAP and non-GAAP gross margin for the online advertising business for the fourth quarter of 2019 was 39%, compared with 32% in the fourth quarter of 2018 and 37% in the third quarter of 2019.

Both GAAP and non-GAAP gross margin for the brand advertising business in the fourth quarter of 2019 was 31%, compared with 26% in the fourth quarter of 2018 and 31% in the third quarter of 2019. The year-over-year margin improvement was mainly due to decreased video content cost.

GAAP gross margin for the search and search-related advertising business in the fourth quarter of 2019 was 40%, compared with 34% in the fourth quarter of 2018 and 38% in the third quarter of 2019. Non-GAAP gross margin for the search and search-related advertising business in the fourth quarter of 2019 was 41%, compared with 34% in the fourth quarter of 2018 and 38% in the third quarter of 2019. The year-over-year and quarter-over-quarter increases primarily resulted from decreases in traffic acquisition cost as a percentage of search and search related advertising revenues.

Both GAAP and non-GAAP gross margin for online games in the fourth quarter of 2019 was 75%, compared with 85% in the fourth quarter of 2018 and 78% in the third quarter of 2019. The decreases in gross margins were mainly a result of an increase in the revenue contribution from new mobile games, primarily TLBB Honor, which typically require larger revenue-sharing payments compared with PC games and Legacy TLBB Mobile, and as a result drive down gross margin.

[4]

Non-GAAP results exclude share-based compensation expense; non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividends and deemed dividends to non-controlling preferred shareholders of Sogou; a one-time income tax expense recognized in the fourth quarter of 2017 as a result of the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “TCJA”); the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest accrued in relation to the previously unrecognized tax benefit. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

For the fourth quarter of 2019, GAAP operating expenses totaled US$211 million, down 15% year-over-year and 4% quarter-over-quarter. Non-GAAP operating expenses were US$204 million, down 17% year-over-year and 5% quarter-over-quarter. The year-over-year decrease in operating expenses was mainly due to decreased marketing expenses, and an approximately US$16 million impairment charge recognized by Changyou related to its 17173.com website business in the fourth quarter of 2018. The quarter-over-quarter decrease was mainly due to decreased marketing expenses.

Operating Profit/(Loss)

GAAP operating profit for the fourth quarter of 2019 was US$42 million, compared with an operating loss of US$36 million in the fourth quarter of 2018 and an operating profit of US$12 million in the third quarter of 2019.

Non-GAAP operating profit for the fourth quarter of 2019 was US$49 million, compared with an operating loss of US$34 million in the fourth quarter of 2018 and an operating profit of US$16 million in the third quarter of 2019.

Income Tax Expense

GAAP income tax benefit was US$1 million for the fourth quarter of 2019, compared with income tax benefit of US$70 million in the fourth quarter of 2018 and income tax expense of US$17 million in the third quarter of 2019. Non-GAAP income tax benefit was US$4 million for the fourth quarter of 2019, compared with income tax expense of US$5 million in the fourth quarter of 2018 and income tax expense of US$15 million in the third quarter of 2019.

The income tax benefit in the fourth quarter of 2019 included a one-time tax benefit of US$19 million that was recognized as a result of some of the Changyou’s subsidiaries having been granted preferential tax rates upon their receipt of 2018 Key National Software Enterprise status or 2018 Software Enterprise status. GAAP income tax benefit recognized in the fourth quarter of 2018 resulted from management’s re-evaluation and adjustment of the tax expense previously recognized in the fourth quarter of 2017 for the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act (the “TCJA”), and interest accrued in relation to the unrecognized tax benefit.5.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited for the fourth quarter of 2019 was US$18 million, or US$0.45 loss per fully-diluted ADS, compared with net income of US$23 million in the fourth quarter of 2018 and a net loss of US$21 million in the third quarter of 2019. Non-GAAP net income attributable to Sohu.com Limited for the fourth quarter of 2019 was US$7 million, or US$0.17 income per fully-diluted ADS, compared with a net loss of US$51 million in the fourth quarter of 2018 and a net loss of US$17 million in the third quarter of 2019.

Liquidity

As of December 31, 2019, cash and cash equivalents and short-term investments held by the Sohu Group, minus short-term bank loans, were US$1.51 billion, compared with US$1.73 billion as of December 31, 2018.

Fiscal Year 2019 Financial Results

Revenues

Total revenues for 2019 were US$1.85 billion, up 2% compared with 2018.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for 2019 were US$1.25 billion, down 1% compared with 2018.

Brand advertising revenues for 2019 were US$175 million, down 25% compared with 2018. The decrease was mainly due to declines in portal and video advertising revenues.

Search and search-related advertising revenues for 2019 were US$1.07 billion, up 5% compared with 2018.

[5]

The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on future circumstances and on management’s further judgment and estimates.

Online game revenues for 2019 were US$441 million, up 13% compared with 2018. The increase was mainly due to the revenue contribution from TLBB Honor, which was launched in the third quarter of 2019, as well as improved performance of some of Changyou’s older games in 2019, including TLBB PC.

Gross Margin

Both GAAP and non-GAAP gross margin was 47% for 2019, compared with 46% in 2018.

Both GAAP and non-GAAP gross margin for the online advertising business for 2019 was 34%, compared with 32% in 2018.

Both GAAP and non-GAAP gross margin for the brand advertising business for 2019 was 28%, compared with 20% in 2018. The increase was mainly attributable to a decrease in video content cost.

GAAP gross margin for the search and search-related advertising business for 2019 was 34%, compared with 35% in 2018. Non-GAAP gross margin for the search and search-related advertising business for 2019 was 35%, compared with 35% in 2018.

Both GAAP and non-GAAP gross margin for online games for 2019 was 80%, compared with 84% in 2018.

Operating Expenses

For 2019, GAAP operating expenses totaled US$863 million, down 9% compared with 2018. Non-GAAP operating expenses were US$845 million, down 10% compared with 2018. The decrease was mainly due to decreased marketing and promotional expenses.

Operating Profit/(Loss)

GAAP operating profit for 2019 was US$0.4 million, compared with an operating loss of US$116 million in 2018.

Non-GAAP operating profit for 2019 was US$19 million, compared with an operating loss of US$114 million in 2018.

Income Tax Expense

GAAP income tax expense for 2019 was US$31 million, compared with income tax benefit of US$13 million in 2018. Non-GAAP income tax expense for 2019 was US$23 million, compared with income tax expense of US$62 million in 2018. The income tax expense in 2019 included a one-time tax benefit of US$19 million that was recognized as a result of some of the Changyou’s subsidiaries having been granted preferential tax rates upon their receipt of 2018 Key National Software Enterprise status or 2018 Software Enterprise status. GAAP income tax benefit in 2018 included management’s re-evaluation and adjustment of the tax expense previously recognized for the Toll Charge in the fourth quarter of 2017.

Net Loss

GAAP net loss attributable to Sohu.com Limited for 2019 was US$128 million, or US$3.25 loss per fully-diluted ADS, compared with a net loss of US$131 million in 2018. Non-GAAP net loss attributable to Sohu.com Limited for 2019 was US$93 million, or US$2.38 loss per fully-diluted ADS, compared with a net loss of US$207million in 2018.

Business Outlook

For the first quarter of 2020, Sohu estimates:

•	Total revenues to be between US$400 million and US$435 million.

•	Brand advertising revenues to be between US$25 million and US$30 million; this implies an annual decrease of 30% to 42% and a sequential decrease of 28% to 40%.

•	Sogou revenues to be between US$240 million and US$260 million; this implies an annual decrease of 5% to an annual increase of 3% and a sequential decrease of 14 to 20%.

•	Online game revenues to be between US$120 million and US$130 million; this implies an annual increase of 21% to 31% and a sequential decrease of 1% to 9%.

•

Non-GAAP net loss attributable to Sohu.com Limited. to be between US$25 million and US$35 million, and non-GAAP loss per fully-diluted ADS to be between US$0.65 and US$0.90. GAAP net loss attributable to Sohu.com Limited to be between US$28 million and US$38 million, and GAAP loss per fully-diluted ADS to be between US$0.70 and US$0.95.

•

Excluding the profit/loss generated by Sogou and Changyou, Non-GAAP net loss attributable to Sohu.com Limited. to be between US$43 million and US$48 million, GAAP net loss attributable to Sohu.com Limited to be between US$45 million and US$50 million.

For the first quarter 2020 guidance, the Company has adopted a presumed exchange rate of RMB7.00=US$1.00, as compared with the actual exchange rate of approximately RMB6.74=US$1.00 for the first quarter of 2019, and RMB7.03=US$1.00 for the fourth quarter of 2019.

This forecast reflects Sohu’s management’s current and preliminary view, which at present is subject to substantial uncertainty, particularly in view of the potential impact of the COVID-19 virus, the effects of which are difficult to analyze and predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; and income tax expense, income tax benefit, uncertain tax position, and interest recognized in relation to the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge, the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; the impact of the U.S. TCJA; and the effects of the COVID-19 virus on the economy in China in general and on Sohu’s business in particular. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2018, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 8:30 a.m. U.S. Eastern Time, March 9, 2020 (8:30 p.m. Beijing/Hong Kong time, March 9, 2020) following the quarterly results announcement.

The dial-in details for the live conference call are:

US Toll-Free:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China Mainland	+86-800-819-0121 / +86-400-620-8038
Passcode:	SOHU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 a.m. Eastern Time on March 9 through March 16, 2020. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	4797261

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Revenues:
Online advertising
Brand advertising	$41,599	$46,323	$57,222	$174,861	$231,945
Search and search-related advertising	274,590	288,198	276,666	1,072,860	1,022,456

Subtotal	316,189	334,521	333,888	1,247,721	1,254,401

Online games	131,689	108,012	94,106	440,902	389,788
Others	41,769	39,750	36,287	156,824	168,638

Total revenues	489,647	482,283	464,281	1,845,447	1,812,827

Cost of revenues:
Online advertising Brand advertising (includes stock-based compensation expense of $2, $4, $-34, $22 and $-707, respectively)	28,677	31,992	42,485	126,406	184,473
Search and search-related (includes stock-based compensation expense of $256, $64, $-48, $474 and $669, respectively)	163,384	178,343	183,678	703,144	664,164

Subtotal	192,061	210,335	226,163	829,550	848,637

Online games (includes stock-based compensation expense of $137, $0, $7, $120 and $-31, respectively)	33,181	23,286	14,499	88,992	60,981
Others	12,198	17,680	12,113	63,553	72,868

Total cost of revenues	237,440	251,301	252,775	982,095	982,486

Gross profit	252,207	230,982	211,506	863,352	830,341
Operating expenses:
Product development (includes stock-based compensation expense of $4,594, $2,863, $919, $12,063 and $6,132, respectively)	105,425	104,207	108,611	419,114	441,161
Sales and marketing (includes stock-based compensation expense of $797, $1,126, $216, $3,398 and $405, respectively)	78,375	91,335	97,422	340,840	380,290
General and administrative (includes stock-based compensation expense of $1,518, $317, $470, $2,174 and $-4,372, respectively)	26,901	23,797	25,119	95,773	108,764
Goodwill impairment and impairment of intangibles via acquisitions of businesses	—	—	16,369 [6]	7,245	16,369

Total operating expenses	210,701	219,339	247,521	862,972	946,584

Operating profit/(loss)	41,506	11,643	(36,015)	380	(116,243)
Other income/(expense)	(13,787)[7]	15,832	13,073	21,948	64,724
Interest income	1,508	1,959	6,455	10,546	24,074
Interest expense	(2,501)	(2,631)	(5,279)	(14,370)	(17,538)
Exchange difference	(2,324)	4,714	(378)	3,279	9,026

Income/(Loss) before income tax expense	24,402	31,517	(22,144)	21,783	(35,957)
Income tax expense/(benefit)	(954)	17,011	(69,557)	31,176	(13,433)

Income/(loss) from continuing operations	25,356	14,506	47,413	(9,393)	(22,524)

Net loss from discontinued operations	—	(2,706)	(12,000)	(33,998)	(44,835)
Net income/(loss)	25,356	11,800	35,413	(43,391)	(67,359)

Less: Net income from continuing operations attributable to the noncontrolling interest shareholders	42,451	35,615	24,685	117,177	107,318
Less: Net loss from discontinued operations attributable to the noncontrolling interest shareholders	—	(896)	(3,912)	(11,232)	(14,595)

Net income/(loss) from continuing operations attributable to Sohu.com Limited	(17,095)	(21,109)	22,728	(126,570)	(129,842)
Net loss from discontinued operations attributable to Sohu.com Limited	—	(1,810)	(8,088)	(22,766)	(30,240)

Net income/(loss) attributable to Sohu.com Limited	(17,095)	(22,919)	14,640	(149,336)	(160,082)

Basic net income/(loss) from continuing operations per ADS attributable to Sohu.com Limited	(0.44)	(0.54)	0.58	(3.22)	(3.33)

Basic net loss from discontinued operations per ADS attributable to Sohu.com Limited	—	(0.04)	(0.21)	(0.58)	(0.78)

Basic net income/(loss) per ADS attributable to Sohu.com Limited	$(0.44)	$(0.58)	$0.37	$(3.80)	$(4.11)

ADS used in computing basic net loss per ADS attributable to Sohu.com Limited	39,263	39,254	39,069	39,249	38,959

Diluted net income/(loss) from continuing operations per ADS attributable to Sohu.com Limited	(0.45)	(0.55)	0.57	(3.25)	(3.36)

Diluted net loss from discontinued operations per ADS attributable to Sohu.com Limited	—	(0.04)	(0.20)	(0.58)	(0.77)

Diluted net income/(loss) per ADS attributable to Sohu.com Limited	$(0.45)	$(0.59)	$0.37	$(3.83)	$(4.13)

ADS used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,263	39,254	39,234	39,249	38,959

[6]

The impairment was mainly related to Changyou’s 17173.com website business. The launch of new initiatives for the 17173.com website fell behind schedule in the fourth quarter of 2018, and the profit outlook of the business remained uncertain. In addition, due to more stringent regulations, there was a significant decline in the number of new game launches in the market, so the number of games marketed on 17173.com also fell. As a result, Changyou determined that the future performance of 17173.com would likely fall short of expectations, and that impairment charges were required.

[7]

Other expenses in the fourth quarter of 2019 mainly included an impairment charge of approximately US$23 million recognized for the quarter for an investment unrelated to the Company’ core businesses, and an impairment loss of approximately US$9 million on certain Sogou equity investments.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$305,126	$819,485
Restricted cash	8,661	3,539
Short-term investments	1,316,833	1,041,395
Account and financing receivable, net	260,716	264,411
Prepaid and other current assets	124,332	225,744
Current assets associated with discontinued operations	—	34,324

Total current assets	2,015,668	2,388,898

Long-term investments	94,332	108,356
Fixed assets, net	447,688	504,647
Goodwill	52,923	53,263
Intangible assets, net	11,437	24,071
Restricted time deposits	240	244,179
Prepaid non-current assets	1,882	3,107
Other assets[8]	65,620	43,928
Non-current assets associated with discontinued operations	—	398

Total assets	$2,689,790	$3,370,847

LIABILITIES
Current liabilities:
Accounts payable	$253,403	$286,745
Accrued liabilities	249,810	292,282
Receipts in advance and deferred revenue	118,222	120,404
Accrued salary and benefits	110,833	108,011
Taxes payable	102,686	93,073
Short-term bank loans	114,528	129,677
Other short-term liabilities[8]	149,311	123,921
Current liabilities associated with discontinued operations	—	101,105

Total current liabilities	$1,098,793	$1,255,218

Long-term accounts payable	767	752
Long-term Bank Loans	—	302,323
Long-term tax liabilities	277,544	259,603
Other long-term liabilities[8]	5,769	—

Total long-term liabilities	$284,080	$562,678

Total liabilities	$1,382,873	$1,817,896

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	428,454	588,840
Noncontrolling Interest	878,463	964,111

Total shareholders’ equity	$1,306,917	$1,552,951

Total liabilities and shareholders’ equity	$2,689,790	$3,370,847

[8]

We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. As a result of adoption of the standard, we recognized right-of-use assets of approximately $17 million in other assets, and lease liabilities of approximately $9 million and $6 million in other short-term liabilities and other long-term liabilities, respectively, on our consolidated balance sheet as of December 31, 2019.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2019					Three Months Ended Sep. 30, 2019					Three Months Ended Dec. 31, 2018
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		2	(a	)			4	(a	)			(34)	(a	)

Brand advertising gross profit	$12,922	$2			$12,924	$14,331	$4			$14,335	$14,737	$(34)			$14,703

Brand advertising gross margin	31%				31%	31%				31%	26%				26%

		256	(a	)			64	(a	)			(48)	(a	)

Search and search-related advertising gross profit	$111,206	$256			$111,462	$109,855	$64			$109,919	$92,988	$(48)			$92,940

Search and search-related advertising gross margin	40%				41%	38%				38%	34%				34%

		258	(a	)			68	(a	)			(82)	(a	)

Online advertising gross profit	$124,128	$258			$124,386	$124,186	$68			$124,254	$107,725	$(82)			$107,643

Online advertising gross margin	39%				39%	37%				37%	32%				32%

		137	(a	)			—	(a	)			7	(a	)

Online games gross profit	$98,508	$137			$98,645	$84,726	$—			$84,726	$79,607	$7			$79,614

Online games gross margin	75%				75%	78%				78%	85%				85%

Others gross profit	$29,571	$—	(a	)	$29,571	$22,070	$—	(a	)	$22,070	$24,174	$—	(a	)	$24,174

Others gross margin	71%				71%	56%				56%	67%				67%

		395	(a	)			68	(a	)			(75)	(a	)

Gross profit	$252,207	$395			$252,602	$230,982	$68			$231,050	$211,506	$(75)			$211,431

Gross margin	52%				52%	48%				48%	46%				46%

Operating expenses	$210,701	$(6,909)	(a	)	$203,792	$219,339	$(4,306)	(a	)	$215,033	$247,521	$(1,605)	(a	)	$245,916

		7,304	(a	)			4,374	(a	)			1,530	(a	)

Operating profit/(loss)	$41,506	$7,304			$48,810	$11,643	$4,374			$16,017	$(36,015)	$1,530			$(34,485)

	Three Months Ended Dec. 31, 2019					Three Months Ended Sep. 30, 2019					Three Months Ended Dec. 31, 2018
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
Operating margin	8%				10%	2%				3%	-8%				-7%

Income tax expense	$954	$2,737	(c,d	)	$3,691	$(17,011)	$2,468	(c,d	)	$(14,543)	$69,557	$(74,160)			$(4,603)

		7,304	(a	)			4,374	(a	)			1,530	(a	)
		(2,490)	(c	)			448	(c	)			267	(c	)
		1,907	(d	)			2,618	(d	)			(74,071)	(d	)
		23,154	(e	)			—					—

Net income/(loss) before non-controlling interest	$25,356	29,875			55,231	$14,506	7,440			21,946	$47,413	$(72,274)			$(24,861)

		7,304	(a	)			4,374	(a	)			1,530	(a	)
		(5,416)	(b	)			(2,863)	(b	)			(988)	(b	)
		(2,490)	(c	)			448	(c	)			267	(c	)
		1,907	(d	)			2,618	(d	)			(74,071)	(d	)
		23,154	(e	)			—					—

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$(17,613)	24,459			6,846	$(21,400)	4,577			(16,823)	$22,539	$(73,262)			(50,723)

Net loss from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS	—	—			—	(1,807)	—			(1,807)	(8,028)	12			(8,016)

Net income/(loss) attributable to Sohu.com Limited for diluted net loss per ADS	(17,613)	24,459			6,846	(23,207)	4,577			(18,630)	14,511	(73,250)			(58,739)

Diluted net income/(loss) from continuing operations per ADS attributable to Sohu.com Limited	$(0.45)				0.17	$(0.55)				(0.43)	$0.57				(1.30)

Diluted net loss from discontinued operations per ADS attributable to Sohu.com Limited	—				—	(0.04)				(0.04)	(0.20)				(0.20)

Diluted net income/(loss) per ADS attributable to Sohu.com Limited	(0.45)				0.17	(0.59)				(0.47)	0.37				(1.50)

Shares used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,263				39,396	39,254				39,254	39,234				39,069

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.
(e)	To adjust for a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP

MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2019					Twelve Months Ended Dec. 31, 2018
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		22	(a	)			(707)	(a	)

Brand advertising gross profit	$48,455	$22			$48,477	$47,472	$(707)			$46,765

Brand advertising gross margin	28%				28%	20%				20%

		474	(a	)			669	(a	)

Search and search-related advertising gross profit	$369,716	$474			$370,190	$358,292	$669			$358,961

Search and search-related advertising gross margin	34%				35%	35%				35%

		496	(a	)			(38)	(a	)

Online advertising gross profit	$418,171	$496			$418,667	$405,764	$(38)			$405,726

Online advertising gross margin	34%				34%	32%				32%

		120	(a	)			(31)	(a	)

Online games gross profit	$351,910	$120			$352,030	$328,807	$(31)			$328,776

Online games gross margin	80%				80%	84%				84%

Others gross profit	$93,271	$—	(a	)	$93,271	$95,770	$—	(a	)	$95,770

Others gross margin	59%				59%	57%				57%

		616	(a	)			(69)	(a	)

Gross profit	$863,352	$616			$863,968	$830,341	$(69)			$830,272

Gross margin	47%				47%	46%				46%

Operating expenses	$862,972	$(17,635)	(a	)	$845,337	$946,584	$(2,165)	(a	)	$944,419

		18,251	(a	)			2,096	(a	)

Operating loss	$380	$18,251			$18,631	$(116,243)	$2,096			$(114,147)

Operating margin	0%				1%	-6%				-6%

Income tax benefit/(expense)	$(31,176)	$8,549	(c,d	)	$(22,627)	$13,433	$(75,281)	(c,d	)	$(61,848)

		18,251	(a	)			2,096	(a	)
		(1,992)	(c	)			3,634	(c	)
		7,887	(d	)			(74,071)	(d	)
		23,154	(e	)			—

Net loss before non-controlling interest	$(9,393)	$47,300			$37,907	$(22,524)	$(68,341)			$(90,865)

		18,251	(a	)			2,096	(a	)
		(12,811)	(b	)			(7,624)	(b	)
		(1,992)	(c	)			3,634	(c	)
		7,887	(d	)			(74,071)	(d	)
		23,154	(e	)			—

Net loss from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	(127,738)	34,489			(93,249)	(130,960)	(75,965)			(206,925)

Net loss from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS	(22,711)	—			(22,711)	(29,999)	50	(b	)	(29,949)

Net loss attributable to Sohu.com Limited for diluted net loss per ADS	$(150,449)	34,489			(115,960)	$(160,959)	(75,915)			(236,874)

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	(3.25)				(2.37)	(3.36)				(5.31)

Diluted net loss from discontinued operations per ADS attributable to Sohu.com Limited	(0.58)				(0.58)	(0.77)				(0.77)

Diluted net loss per ADS attributable to Sohu.com Limited.	$(3.83)				$(2.95)	$(4.13)				$(6.08)

ADS used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,249				39,249	38,959				38,959

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.
(e)	To adjust for the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses.